

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Paul Adler
Principal Executive Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, NY 11558

       Re: Global Diversified Marketing Group Inc.
            Registration Statement on Form S-1
            Filed July 2, 2019
            File No. 333-232522

Dear Mr. Adler:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Natural Resources

cc: Lee Cassidy, Esq.